Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet

April 5, 2016

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	1.200% Diversity and Inclusion Medium-Term Notes, Series B due April 6, 2018
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TCX1/ US89236TCX19
Pricing Date:	April 5, 2016
Settlement Date:	April 8, 2016 (T+3)
Maturity Date:	April 6, 2018
Principal Amount:	$900,000,000
Benchmark Treasury:	UST 0.875% due March 31, 2018
Treasury Yield:	0.712%
Spread to Treasury:	+50 basis points
Price to Public:	99.976%
Commission:	0.150%
Net Proceeds to Issuer:	99.826% / $898,434,000
Coupon:	1.200% per annum
Yield:	1.212%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each April 6 and October 6, beginning on October 6, 2016 and ending on the Maturity Date (short first coupon)
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Calculation Agent:	Deutsche Bank Trust Company Americas
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	CastleOak Securities, L.P. Citigroup Global Markets Inc. Lebenthal & Co., LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.
Co-Managers:

Barclays Capital Inc.

C.L. King & Associates, Inc.

Drexel Hamilton, LLC

Guzman & Company

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Siebert Brandford Shank & Co., L.L.C.

DTC Number:	#274

Concurrent Offerings:	Concurrently with this offering of the Notes, the Issuer is also offering by means of separate term sheets Floating Rate Diversity and Inclusion Medium Term Notes, Series B due April 6, 2018 and 1.900% Medium-Term Notes, Series B due April 8, 2021 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CastleOak Securities, L.P. toll-free at 1-800-955-6332, calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, calling Lebenthal & Co., LLC toll-free at 1-877-425-6006, calling Mischler Financial Group, Inc. toll-free at 1-800-820-0640, calling Samuel A. Ramirez & Company, Inc. toll-free at 1-800-888-4086, or calling The Williams Capital Group, L.P. toll-free at 1-800-924-1311.

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